January 26, 2011

Mr. William Thompson
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C.  20549

Re:	Emerging Vision Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed April 15, 2010
Form 10-Q for Fiscal Quarter Ended March 31, 2010
Filed May 17, 2010
Form 8-K Filed April 20, 2010
File No. 1-14128

Dear Mr. Thompson:

Below is an addendum to response #7 from Emerging Vision, Inc. (the “Company”) as discussed in detail during a teleconference held on January 20, 2011 at 2:00 pm with the Securities and Exchange Commission (“SEC”).  The teleconference was held in regards to the Company’s Response Letter to the SEC Comment Letter, dated December 21, 2010, relating to the above-referenced filings.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 11 – Income Taxes

7.
As it relates to your reconciliation of the statutory income tax rate to the effective income tax rate, please tell us what the line item captioned “net operating loss carryforward adjustments” represents and show us how the amount of the impact on the effective rate was computed.  In addition, please show us how to re-compute the amount of the impact on the effective rate attributed to the change in your valuation allowance for each period presented.  Finally, please tell us your consideration of describing under Management’s Discussion and Analysis of Financial Condition and Results of Operations the nature of these items and their impact on reported income tax expense.

Response

We have determined that the computation of the effective tax rate was unclear as presented and contained errors that included mistakes in the signs (positive and negative).  The errors did not affect the provision for income taxes, but affected our effective tax rate.  The following are corrected analysis for each of the fiscal years ended December 31, 2009 and 2008.

	(a) Base Item	(b) Tax at Statutory Rate (Rounded)	(c) Effective Percentage Tax Rate Reconciliation
2009 Tax Rate Analysis
Pre-tax accounting loss	(2,179,000)	$(741,000)	34.0%
Permanent differences	23,000	8,000	(0.4%)
State income taxes	(76,000)	(26,000)	1.2%
Foreign income taxes	129,000	44,000	(2.0%)
Net operating losses	(1,070,000)	(364,000)	16.7%
Valuation allowance change	1,742,000	1,742,000	(79.9%)
Prior year tax return adjustments (1)	(319,000)	(319,000)	14.6%
Provision for income taxes		$344,000	(15.8%)

	(a) Base Item	(b) Tax at Statutory Rate (Rounded)	(c) Effective Percentage Tax Rate Reconciliation
2008 Tax Rate Analysis
Pre-tax accounting income	503,000	$171,000	34.0%
Permanent differences	371,000	126,000	25.0%
State income taxes	79,000	27,000	5.4%
Foreign income taxes	153,000	52,000	10.3%
Net operating losses	619,000	210,000	41.7%
Valuation allowance change	(994,000)	(994,000)	(197.6%)
Prior year tax return adjustments (d)	999,000	999,000	198.6%
Provision for income taxes		$591,000	117.5%

a)	Rounded value of book to tax items utilized in calculating the provision for income taxes.
b)
Those items multiplied by the tax rate (34%) with the exception of the valuation allowance and prior year tax return adjustments since those items directly affect the provision and are not based on a tax rate.

c)	Column (b) divided by the pre-tax accounting income to determine the effective tax rate percentage.
d)
The prior year tax return adjustments are comprised of M-1 and other adjustments from the previous year’s tax returns.  The M-1’s were estimated when calculating temporary and permanent tax differences to present the effective tax rate table within the Income Tax Footnote.

As discussed during the teleconference, we will determine, with the assistance of our auditors, whether to utilize column (b) (dollar amounts) or to utilize column (c) (percentages) when presenting the footnote in our future Form 10-K filings beginning with the Form 10-K for the year ending December 31, 2010.

Please contact me at (646) 737-1505 should you have any questions or require further information.  Please advise us if we can assist you in order to facilitate the review of the above-referenced documents.

Finally, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Brian Alessi
Brian Alessi
Chief Financial Officer

cc:           Glenn Spina
Michael Bernstein
Mitchell Rubin
Richard Koppel
Steven J. Kuperschmid, Esq.